FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                             For the month of March


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                                  BG Group plc

                 Notification of Directors' Interests in Shares

              Purchase of Shares by Employee Share Scheme Trustee

The Company today received notification from BG Group Trustees Limited, in its capacity as Trustee of the BG Group Share Incentive Plan (the 'SIP'), that it had purchased 100,000 of the Company's Ordinary Shares of 10p each on 16 March 2005 at a price of 421.5p per share for the benefit of participants in the SIP.

The Executive Directors of the Company are beneficiaries under the terms of the Trust Deed of the SIP, as with other employees, and therefore are deemed to have a potential beneficial interest in the shares acquired.



BG Group plc
16 March 2005

website www.bg-group.com






                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 16 March 2005                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary